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                                                                       Exhibit 2
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                           LEEWARD INVESTMENTS, LLC

February 18, 2000

Mr. Lawrence Weissberg
Chairman, President & CEO
Dover Investments Corporation
100 Spear Street, Suite 520
San Francisco, CA  94105

Dear Mr. Weissberg:

As I believe you know, I represent Leeward Investments, LLC which is the general partner of Leeward Capital, L.P. Leeward Capital currently owns 97,000 shares of Class A Common Stock issued by Dover Investments Corporation ("Dover").

As we have watched Dover over the past five years, we have been continually impressed with the company's progress. Our faith in the company has been well rewarded by the earnings reported in the first nine months of 1999 with strong contributions from Marina Vista, Glenbriar Estates, and the custom home program.

At the same time, we continue to believe that the public market is not fully recognizing the value that has been built up within Dover. Part of the problem may have to do with the fact that the company does not have an exchange listing and with the absence of any efforts by Dover to make itself known to the investment community. These deficiencies could be remedied, but the company would still be disadvantaged due to its small market capitalization.

Given these circumstances, we believe it would be appropriate for Dover to take itself private or to be sold to a third party. Leeward Investments is itself interested in acquiring Dover and would like to enter into discussions that could result in the acquisition of all outstanding shares of Dover's Common Stock. Based on the information available to us at this time, we expect to be able to conclude an acquisition at a price between $24.00 and $27.00 per Class A and Class B share.

We recognize that our proposal represents a rather extraordinary premium over the recent price of Dover's stock. We hope that this premium will make our proposal attractive to the principal shareholders and we certainly want to recognize the substantial value that the company has created.

Our proposal is, of course, subject to satisfactory completion of documentation and due diligence and to our receipt of financing commitments on acceptable terms. However, we believe this proposal is realistic and we believe there is a high probability of success if you and the Board elect to pursue this proposal with us.

We hope you find this proposal appealing. Please contact us at your earliest convenience to discuss this proposal in greater detail.

Sincerely,


Eric P. Von der Porten
Manager